
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/2012**_____AND ENDING_____**12/31/2012**_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Qatalyst Partners LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

Three Embarcadero Center, 6th Floor
_____
(No. and Street)

San Francisco, CA 94111
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Adrian E. Dollard   415-844-7700
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers
_____
                    (Name – *if individual, state last, first, middle name*)

Three Embarcadero Center, San Francisco, CA 94111
_____
    (Address)   (City)   (State)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I,_____**Adrian E. Dollard**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Qatalyst Partners LP**_____ , as

of ____**December 31**_____, 20_**12**_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2012
(Public)



Independent Auditor's Report

To the Partners of Qatalyst Partners LP:

We have audited the accompanying statement of financial condition of Qatalyst Partners LP (the "Partnership"), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Qatalyst Partners LP at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2013

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	3,048,338
Investment banking fees and other receivables		170,698
Prepaid expenses and other assets		232,699
Fixed assets, net		373,078
Total assets	$	3,824,813

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	792,571
Deferred revenue		216,666
Total liabilities		1,009,237
Commitments and contingencies (Note 4)		
Partners' equity		2,815,576
Total liabilities and partners' equity	$	3,824,813

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments
Management believes that the aggregate net fair value of investment banking fees receivable, approximate their carrying value because such receivables are short-term in nature.

Cash and Cash Equivalents
The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes
As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Accordingly, the Partnership has determined that it has no uncertain tax position and therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

Comprehensive Income
The Partnership reflects all changes in comprehensive income in the Statement of Income. Comprehensive income is equal to net income.

3. Fixed Assets
As of December 31, 2012, land, buildings and equipment consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 602,154	$ 213,038	$ 815,192
Less: Accumulated depreciation	(392,323)	(49,791)	(442,114)
Fixed asset, net	$ 209,831	$ 163,247	$ 373,078

4. Commitments and Contingencies

Operating Leases
The Partnership subleases office space under an operating lease.

The term of the original sublease agreement was for six months, commencing on January 15, 2008 and expiring on July 15, 2008. A second amendment to the sublease was signed on October 31, 2009 which extended the term of the sublease to December 31, 2010. A third amendment to the sublease was signed on May 28, 2010 extending the term of the sublease to March 31, 2011. A fourth amendment to the sublease was signed on August 2, 2011 extending the term of the lease to February 29, 2016. Either party may terminate the sublease provided prior written notification is given to the counterparty, in accordance with the cancellation provisions of the amended sublease.

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or threats that will result in any material adverse affect on the Partnership's financial statements.

6. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2012, the Partnership had net capital of $2,255,767 which was $2,155,767 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.3514 to 1.

7. Subsequent Events

As of February 26, 2013, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.

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